Exhibit 99.1

EMPLOYEE SHARE PURCHASE PROGRAM (ESPP)

Key Elements

•	Participation open to all MYT employees. Management Board and C-Levels excluded from participation
•	1 matching (free) share for each 3 investment shares (3+1), equaling 25% discount
•	Offering period: once a year in an open period
•	Annual employee minimum investment 100 EUR up to maximum 5.000 EUR
•	Commencement date: to be determined

Investor Relations Contacts

Mytheresa.com GmbH
Stefanie Muenz
phone: +49 89 127695-1919
email: investors@mytheresa.com